UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 16, 2018

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting Results

On May 16, 2018, ProQR Therapeutics N.V. (“ProQR” or the “Company”) held its annual general meeting of shareholders.  The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 4: Adoption of the annual accounts for the financial year 2017.

ProQR shareholders approved the adoption of the annual accounts for the financial year 2017.

Agenda Item 5: Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2017.

ProQR shareholders approved the release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2017.

Agenda Item 6: Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2017.

ProQR shareholders approved the release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2017.

Agenda Item 7: Reappointment of Supervisory Board member Alison Lawton.

ProQR shareholders approved the reappointment of Supervisory Board member Alison Lawton.

Agenda Item 8: Reappointment of Management Board members Daniel de Boer and Rene Beukema.

ProQR shareholders approved the reappointment of Management Board members Daniel de Boer and Rene Beukema.

Agenda Item 9: Appointment of Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2019.

ProQR shareholders approved the appointment of Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2019.

Agenda Item 10: Delegation to the Management Board of the authority (i) to issue ordinary shares and/or grant rights to subscribe for such shares and (ii) to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares.

ProQR shareholders approved the delegation to the Management Board of the authority (i) to issue ordinary shares and/or grant rights to subscribe for such shares and (ii) to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares.

Agenda Item 11: Authorization of the Management Board to acquire ordinary shares in the capital of the Company.

ProQR shareholders approved the authorization of the Management Board to acquire ordinary shares in the capital of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: May 16, 2018	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer